SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of May 2002

Olympic Resources Ltd.
(SEC File No. 0-30598)

Suite 525, 999 West Hastings Street
Vancouver, B.C. V6C 2W2
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD.

Date June 7, 2002

By: ____________________
Patrick Forseille, CFO & Director

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: May 21, 2002

TSX: ORL
OTCBB: OLYRF

OLYMPIC SUCCESSFULL ON FIRST TWO WELLS OF DRILL PROGRAM

For Immediate Release

Olympic and partners have successfully drilled the second of a multiple well drill program on the East Corning Property in Tehama County, California. Downhole electric log data indicates this second well has encountered five separate approximately 10 foot intervals of gas on water in addition to several other lesser intervals of potentially economic gas. Operations are currently completing the well and production testing will follow shortly.

This program is designed to test the results of the Company's recent 3D seismic shoot over the 6,500 acre East Corning land package. Drilling operations on the third well commenced today.

Olympic is attempting to continue the success encountered in the Victor Ranch field which lies adjacent to the southern flank of the East Corning Property. The Victor Ranch field discovered one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto Olympic's East Corning property. Four of the most recent wells in this area are currently producing 5,500,000 cubic feet of gas per day (MMCF). Olympic holds an approximate 8% working interest in three of these wells.

Olympic holds a 32% working interest in the East Corning Property which consists of 6,500 acres in oil and gas leases. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial wells of this program.

Olympic's property lies near the Corning Gas Field to the east and north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. The East Corning Project had never received 3D seismic coverage despite being on trend with prolific Forbes production to the south. 3D coverage south of the project has established numerous pools including Rice Creek (35 BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes).

Regarding the drilling operations on the Garrison gas well located in Kern County, CA., the Company has been advised by the operator that the CEQA (California Environmental Quality Act) requires a further review of the proposed well before it can be drilled. This review is expected to delay operations approximately 30 to 45 days.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: May 17, 2002

OTCBB: OLYRF
TSX-V: ORL

OLYMPIC TO DRILL GARRISON WELL

For Immediate Release

Olympic Resources Ltd. (Olympic) announces that drilling operations have commenced on an offset well on the Southeast Garrison prospect. The Garrison gas well located in Kern County, CA, which was drilled in late 1999 and discovered a new gas pool in a Pliocene sand produced at a rate of approximately 2.0 mmcf per day for seven months before encountering technical difficulties. The new well location lies approximately 1,400 feet northwest and 10 to 15 feet structurally higher than the original well. The 4,700 foot well will also test another Pliocene sand, known to be productive in this area, which lies 700 feet below the discovery pool.

Olympic holds a 12.58% working interest and the anticipated spud date of the well is May 22.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: May 16, 2002

OTCBB: OLYRF
TSX-V: ORL

OLYMPIC TO DRILL GARRISON WELL

For Immediate Release

Olympic Resources Ltd. (Olympic) announces that drilling operations have commenced on a new well to drain the estimated 1.2 Billion cubic feet of remaining gas reserves. The Garrison gas well located in Kern County, CA, which was drilled in late 1999 and discovered a new gas pool in a Pliocene sand produced at a rate of approximately 2.0 mmcf per day for seven months before encountering technical difficulties. The new location, an offset well, lies approximately 1,400 feet northwest and 10 to 15 feet structurally higher than the original well. The 4,700 foot well will also test another Pliocene sand, known to be productive in this area, which lies 700 feet below the discovery pool.

Olympic holds a 12.58% working interest and the anticipated spud date of the well is May 22.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: May 13, 2002

CDNX: ORL
OTCBB: OLYRF

OLYMPIC CONFIRMS FORBES DISCOVERY

For Immediate Release

Olympic and partners have successfully drilled the first of a multiple well drill program on the East Corning Property in Tehama County, California. This program is expected to continue for several months and will include up to six wells.

Downhole electric log data indicates this first well has resulted in a Forbes discovery. E-logs have identified four productive benches constituting 25 to 35 feet of net pay. Operations are currently completing the well and production testing will follow shortly. This is the first well within our East Corning 3D seismic shoot area. The next well will be spudded immediately.

Olympic will attempt to continue the success encountered in the Victor Ranch field which lies adjacent to the southern flank of the East Corning Property. The Victor Ranch field discovered one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto Olympic's East Corning property. Four of the most recent wells in this area are currently producing 5,500,000 cubic feet of gas per day (MMCF). Olympic holds an approximate 8% working interest in three of these wells.

Olympic holds a 32% working interest in the East Corning Property which consists of 6,500 acres in oil and gas leases. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds a 17% working interest in the initial well of this program.

Olympic's property lies near the Corning Gas Field to the east and north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. The East Corning Project had never received 3D seismic coverage despite being on trend with prolific Forbes production to the south. 3D coverage south of the project has established numerous pools including Rice Creek (35 BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes).

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The CDNX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733